SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT TO FINAL AMENDMENT

MAN FRM ALTERNATIVE MULTI-STRATEGY FUND LLC

(FORMERLY NAMED EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC)

(Name of Issuer)

MAN FRM ALTERNATIVE MULTI-STRATEGY FUND LLC

(FORMERLY NAMED EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC)

(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Linzie Steinbach
Man FRM Alternative Multi-Strategy Fund LLC
452 Fifth Ave., 16th Fl.
New York, NY 10018
(212) 649-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2533

March 30, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:       $41,700,000.00 (a)           Amount of Filing Fee: $4,845.54 (b)

(a)       Calculated as the aggregate maximum repurchase price for Interests.

(b)       Calculated at $116.20 per million of Transaction Valuation.

[_]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $

Form or Registration No.:

Filing Party:

Date Filed:

[_]       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This amendment to the final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 30, 2015 by Man FRM Alternative Multi-Strategy Fund LLC (formerly named Excelsior Multi-Strategy Hedge Fund of Funds, LLC) (the "Fund") in connection with an offer by the Fund to purchase up to $41,700,000.00 of units in the Fund ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 30, 2015.

This is an amendment to the final amendment to the Statement filed on September 8, 2015 and is being filed to revise the reported results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, Eastern Time, on April 24, 2015.

2. The Valuation Date of the Units tendered pursuant to the Offer was June 30, 2015.

3. $4,131,854.00 in Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAN FRM ALTERNATIVE
MULTI-STRATEGY FUND LLC

By: /s/ Linzie Steinbach
Name: Linzie Steinbach
Title: Chief Financial Officer

October 22, 2015